Hanson McClain Retirement Network, LP
dba AW Securities
(SEC ID No. 8-52250)

Annual Audit Report

December 31, 2019

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Blvd, Suite 100
(No. and Street)

Sacramento	**California**	**95826**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Burnett **916-475-1301**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Corey Gamble**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LP**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINE MARIE MILLER
Notary Public - California
Sacramento County
Commission # 2292504
My Comm. Expires Jun 9, 2023

Signature

CCO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LP

December 31, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Partners of
Hanson McClain Retirement Network, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LP (the "Partnership") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LP as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Hanson McClain Retirement Network, LP's auditor since 2008.

Walnut Creek, California
February 26, 2020

Hanson McClain Retirement Network, LP

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	1,293,081
Commissions receivable		285,361
Marketing fees receivable		44,213
Prepaid expenses and other assets		62,677
Note receivable		49,700
Total Assets	$	1,735,032

Liabilities and Partners' Capital		
Accounts payable and accrued expenses	$	28,082
Accrued compensation and benefits		36,149
Due to related parties		20,455
Total Liabilities		84,686
Partners' Capital		1,650,346
Total Liabilities and Partners' Capital	$	1,735,032

See independent auditor's report and accompanying notes.

2

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2019

1. Organization

Hanson McClain Retirement Network, LP (the "Partnership"), dba AW Securities was originally formed as a California limited liability company in July 1998. On July 6, 2017, the Company converted from a California limited liability company to a Delaware limited partnership and changed its name from Hanson McClain Retirement Network, LLC to Hanson McClain Retirement Network, LP. The Partnership is owned 100% by Allworth Financial Group, LP ("AFG") (formerly known as Hanson McClain Group, LP) and its General Partner is HMGI GP, LLC, a Delaware limited liability partnership.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission since July 2000, and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides marketing and training support to independent financial advisors. The Partnership earns revenue related to the sale of mutual funds, variable annuities and earns 401(k) advisory fees.

2. Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2019, the Partnership had no cash equivalents.

Commissions Receivable
The Partnership evaluates its accounts receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Partnership and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Partnership considers all accounts receivable to be fully collectable, and therefore there is no allowance at December 31, 2019.

Marketing Fees Receivable
The Partnership accrues marketing fees which resulted from trades that occurred in the year ended December 31, 2019 but which were not collected before the end of the year.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities. The Partnership has no financial instruments required to be reported at fair value on a recurring basis.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2019

2. **Significant Accounting Policies (Continued)**

Income Taxes
The Partnership is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements for income generated in the year ended December 31, 2019.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2019.

3. **Risk Concentration**

At December 31, 2019, the Partnership held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $1,048,838.

4. **Postretirement Plan**

The Partnership maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages.

5. **Net Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Partnership to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c13-1. At December 31, 2019, the Partnership's net capital was $1,493,756 which exceeded the requirement by $1,443,756.

6. **Related Party Transactions**

Under an overhead sharing agreement, AFG, the Partnership and the Partnership's related party by common ownership, Allworth Financial, LP ("AWF", formerly known as Hanson McClain, LP), share certain administrative services, primarily, human resource management and accounting services. In addition, the Partnership reimburses related parties and is reimbursed by related parties for various payments made to vendors by one related party on behalf of the other. At December 31, 2019, $20,455 was the payable to AWF for these services and reimbursements.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2019

6. **Related Party Transactions (Continued)**

AWF is a registered investment advisory firm that uses the Partnership's broker-dealer services for some of its accounts. AWF is the only registered investment advisor using the Partnership for broker-dealer services. The Partnership also collects investment advisory fees on behalf of AWF. The Partnership collected $70,769 in advisory fees (net of certain costs) on behalf of AWF for the year ended December 31, 2019.

The Partnership's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

7. **Revenue from Contracts with Customers**

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions, Mutual Fund and 12B1 Revenue
Revenue is generated from concessions and commissions related to sales of mutual funds, variable products, and 12b1 fees. The Partnership's performance obligation is the investment and management of its clients' funds and policies. Revenue includes fees and commissions for the services performed. Commissions are earned and collected over the life of the contracts with the clients. ASC 606 requires revenue to be recognized when earned at the initial sale. All initial up-front (first year) commissions are earned upon the execution of a contract with a client and are recognized immediately. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advisory Fees
The Partnership is acting as a Broker/Dealer for about twelve clients with employer-sponsored retirement plans and collects a fee for its services. Commissions are calculated as a percentage of the plans' account values. The percentage varies from 0.25% to 1.00% annually. Revenue is recorded when earned as the services are provided each month.

Marketing Revenue
The marketing revenue received by the Partnership from its marketing partners are calculated as percentages of the marketing partners' gross revenues. Upon receipt of payments, Partnership looks to the documentation that accompanies such payments to determine the period during which the payments were earned. The underlying performance obligation is the sale of securities to investors by the marketing partners and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the revenue from the marketing partners at future points in time as well as the length of time the accounts under contracts generate revenue, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the revenue of the marketing partners and accounts remaining under contracts are known. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2019

7. Revenue from Contracts with Customers (Continued)

Contract Costs

The Partnership continues to record commissions and related clearing expenses on the trade date under ASU No. 2014-09. The Partnership believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Contract Balances

The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership has receivables related to revenue from contracts with customers of $256,000 at January 1, 2019 and $329,574 at December 31, 2019. The Partnership had no deferred revenue as of December 31, 2019 and January 1, 2019.

8. Note Receivable

On April 15, 2019, the Partnership entered into a note receivable upon the termination of a joint marketing agreement with a former marketing partner. The terms of the agreement require the marketing partner to pay the Partnership $54,670 (the "Tail"), payable in 22 equal quarterly payments of $2,485 each until the Tail is paid in full. The note receivable balance was $49,700 at December 31, 2019.

Future principal receivable under the note:

Year	Amount
2020	$9,940
2021	9,940
2022	9,940
2023	9,940
2024	9,940
Total	$49,700

9. Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2020, the date on which the financial statements were issued.